UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500

Montreal, Québec H3B 0G4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR) (NYSE: NSR) is pleased to announce that it has entered into an agreement on January 11, 2022 with a syndicate of underwriters, under which the underwriters have agreed to buy on a bought deal basis 4,400,000 common shares (the “Common Shares”) of the Company, at a price of C$9.10 per Common Share for gross proceeds of approximately C$40 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The offering is expected to close on or about January 20, 2022 and is subject to Nomad receiving all necessary regulatory approvals.

The net proceeds of the offering will be used to support the Company’s recently announced acquisitions of streams on the Greenstone Gold project and the Platreef palladium-rhodium-platinum-nickel-copper-gold project, and for general corporate purposes.

The Common Shares will be offered by way of a prospectus supplement to the Company’s base shelf prospectus dated September 30, 2020 which prospectus supplement is expected to be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada on or about January 13, 2022.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

/s/ Vincent Metcalfe
Vincent Metcalfe Chief Executive Officer Dated: January 11, 2022

3